UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
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SCHEDULE 13D	per response. . .11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Internet Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

46059C205

(CUSIP Number)

John Grizzetti
Mason Capital Management, LLC
110 E. 59th Street, 30th Floor
New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46059C205

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Mason Capital Management, LLC, in its capacity as investment manager for certain investment funds and managed accounts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,700,904

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,700,904

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,700,904 (for purposes of this filing, we are including 2,480,238 Shares representing the number of Shares into which the $22,590,013 face amount of the Issuer’s 5% 04/08/09 Senior Convertible Notes owned by Mason Capital may be converted by Mason Capital)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 46059C205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth M. Garschina

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,700,904

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,700,904

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,700,904 (for purposes of this filing, we are including 2,480,238 Shares representing the number of Shares into which the $22,590,013 face amount of the Issuer’s 5% 04/08/09 Senior Convertible Notes owned by Mason Capital may be converted by Mason Capital)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 46059C205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. Martino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,700,904

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,700,904

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,700,904 (for purposes of this filing, we are including 2,480,238 Shares representing the number of Shares into which the $22,590,013 face amount of the Issuer’s 5% 04/08/09 Senior Convertible Notes owned by Mason Capital may be converted by Mason Capital)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Internet Capital Group, Inc. (the “Issuer”). The principle executive office and mailing address of the Issuer is 690 Lee Road, Suite 310, Wayne, PA 19087.

Item 2 Identity and Background

 (a) This Schedule is being filed by Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital”), Kenneth M. Garschina and Michael E. Martino (the “Reporting Persons”). Mssrs. Garschina and Martino are Managing Members of Mason Capital. The Shares reported herein are held by certain investment funds and discretionary accounts managed by the Reporting Persons (the “Accounts”). Mason Capital and Mssrs. Garschina and Martino may be deemed to have beneficial ownership with respect to the Shares reported in this Schedule.

(b) The business address of the Reporting Persons is 110 E. 59th Street, 30th Floor, New York, NY 10022.

(c) The principal business of Mason Capital is providing investment management services to investment partnerships and other entities. The principal occupation or employemnt of Kenneth M. Garschina and Michael E. Martino is serving as sole owners and managing members of Mason Capital.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Michael E. Martino and Kenneth M. Garschina are citizens of the United States of America.

Item 3.                          Source and Amount of Funds or Other Consideration

The source of funds for purchase of the Shares were derived from the working capital of the Accounts described in Item 2 above. The total of approximately $40,041,254 was paid to acquire the Shares reported herein.

Item 4.                          Purpose of Transaction

The Reporting Persons acquired the Shares reported herein for investment in the ordinary course of business. The Reporting Persons may make further purchases of the Shares or the Issuer’s debt securities from time to time and may dispose of any or all of the Shares or debt securities held by them at any time.

The Reporting Persons have had discussions with senior management of the Issuer concerning the Issuer’s business and management and expect to continue to have such discussions in the future.  Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Shares or debt securities, conditions in the securities market and general economic and industry conditions, the investment plans and objectives of the Reporting Persons and other developments, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional Shares or debt securities, (ii) disposing of any or all of the Shares or debt securities held by them in the future in the open market, in privately negotiated transactions, or otherwise, (iii) entering into short sales or other hedging transactions with respect to the Shares, and (iv) alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer, and/or developing plans or proposals or taking actions with respect any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule13D.

Consistent with the foregoing, the Reporting Persons have informed members of senior management of the Issuer that the Reporting Persons have retained the services of a proxy solicitation firm in connection with their consideration of a proposal that may result in a change in the present board of directors or management of the issuer as contemplated by subparagraph (d) of Item 4 of Schedule D.

Item 5.                          Interest in Securities of the Issuer

(a) The Reporting Persons have voting and dispositive power over the 3,700,904 Shares reported herein, which powers are exercisable by Mssrs. Garschina and Martino (for purposes of this filing, we are including 2,480,238 Shares representing the number of Shares into which the $22,590,013 face amount of the Issuer’s 5% 04/08/09 Senior Convertible Notes owned by Mason Capital may be converted by Mason Capital), constituting approximately 9.5% of the Shares outstanding, based on 39,063,364 Shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(b) By virtue of its position as investment adviser Mason Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,700,904 Shares. By virture of their position as sole managing members of Mason Capital are deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Mason Capital has voting power or dispositive power. Accordingly, the Reporting Persons are deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,700,904 Shares.

(c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days:

Stock Trade Date	Shares Purchased(Sold)	Price/Share
12/05/2006	(135,000)	9.86
12/06/2006	(65,000)	9.75
12/08/2006	150,000	9.77
12/18/2006	382,900	9.55
12/19/2006	89,842	9.72
01/05/2007	200,000	10.08
01/10/2007	149,554	10.39
01/11/2007	100,000	10.57
01/12/2007	68,370	10.64
01/16/2007	80,007	10.81
01/18/2007	200,000	10.49

Bonds Trade Date	Shares Purchased(Sold)	Price/Share
10/19/2006	45,600	132.00
10/19/2006	(45,600)	131.75
12/05/2006	(860,000)	125.00
12/05/2006	860,000	125.25
12/08/2006	(2,000,000)	121.00
01/05/2007	(1,000,000)	122.25
01/10/2007	(1,000,000)	125.05

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Exchange Act of 1934. None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
01/22/2007
Mason Capital Management, LLC

/s/ John C. Grizzetti

Signature
CFO

Name/Title

/s/ Kenneth M. Garschina

/s/ Michael E. Martino